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Trader.com reports strong revenue increase of 12% in 1st Quarter 2002

Amsterdam, The Netherlands – April 24th, 2002
Trader.com N.V., a global leader in classified advertising, releases today its first quarter 2002 revenues.

Consolidated revenues increased by 12% in 1st Quarter 2002

1st Quarter 2002

In €millions	1st Q 2002	1st Q 2001	Total Growth %	Organic Growth %*
Print revenues	100.9	91.1	+ 11%	+4%
Online revenues	7.0	5.3	+ 32%	+ 27%
Total revenues	**107.9**	**96.4**	**+ 12%**	**+ 5%**

*Excluding exchange rate impact

In the 1st quarter 2002, total revenues increased by 12% to €107.9 million vs. €96.4 million in the 1st quarter of 2001. Organic growth was 5% for the quarter (exchange rates had no net impact on total growth).

Didier Breton, Chief Operating Officer of Trader.com commented: "Despite the effect of the Argentina crisis, which reduced our organic growth by 1%, we are pleased by the acceleration of our organic growth from 3.5% in Q4 2001 to 5% in this quarter. This growth reflects particularly strong performance in our key markets of Australia and Russia, and sales-driven momentum in Canada."

Print revenues increased by 11% in 1st Quarter 2002

In the 1st quarter of 2002, print revenues increased by 11% to €100.9 million vs. €91.1 million in the 1st quarter of 2001. Organic growth was 4% on a constant exchange rate basis. Print revenues were driven by increases in Russia and the CIS of 32% reflecting the continuing strength of the *Iz ruk v ruki* brand, organic growth in Australia of 14% and Italy and Switzerland of 7%.

By channel, print revenues increased for private classified ads by 26% to €14.8 million, for professional classified ads by 23% to €16.7 million, for display advertising by 5% to €37.3 million, for circulation by 7% to €27.6 million, and for services and other by 5% to €4.4 million.

Online revenues grew by 32% in 1st Quarter 2002

Online 1st quarter revenues grew by 32% to €7.0 million as compared to €5.3 million for the 1st quarter of 2001. Online revenues were led by North America and Spain.

By channel, the main sources of online revenues for the 1st quarter 2002 were listing fees with €3.4 million, professional solutions with €2.2 million and banner ads with €0.5 million. Other revenues of €0.9 million reflect the successful rollout of our "paid lines" strategy, where content and services are accessed over premium telephone lines, for a fee.

Web traffic increased from more than 210 million page views in December 2001 to more than 240 million page views in March 2002.

Other developments

Trader.com completed the small acquisitions of *Il Fé*, and other publications located in Ferrarra and Rovigo, Italy in January 2002 and of *Auto Expo*, a car photo ad publication in Budapest, Hungary in April 2002. Additionally, the Company acquired the remaining minority interest of 25% in Via Via in The Netherlands.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com said:
'Continuing the improvement achieved in our 2001 annual results, our first quarter 12% revenue growth makes us confident in the outlook for the rest of the year. We confirm our full year 2002 guidance of €93 million EBITDA and a positive Net Income (US GAAP).'

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and 60 websites in 20 countries with more than 240 million page views in March 2002. Trader.com has over 5,100 employees worldwide, of whom over 2,100 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marché (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:

PARIS
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Contact : Frédéric Bourdon
Tel : +33 (0) 1 4723 9048
Fax : +33 (0) 1 4723 8898
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